The KP Funds
                            One Freedom Valley Drive
                                 Oaks, PA 19456


October 29, 2013


VIA EDGAR


U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Valerie Lithotomos

Re: Request for Acceleration of the Effective Date of The KP Funds' Pre-Effective Amendment No. 3 Under the Securities Act of 1933 and Amendment No. 3 Under the Investment Company Act of 1940 Filed on October 29, 2013 (File Nos. 333-188279 and 811-22838)
     ---------------------------------------------------------------------------

Dear Ms. Lithotomos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 A.M., Eastern Time, Thursday, October 31, 2013, or as soon thereafter as practicable.

In connection with this request, SEI Investments Distribution Co., the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,


The KP Funds                                    SEI Investments Distribution Co.

/s/ Dianne M. Descoteaux                        /s/ John Munch

By: Dianne M. Descoteaux                        By: John Munch
Title: Vice President and Secretary             Title: General Counsel and
                                                       Secretary